Exhibit 99.1

Mindray Medical International Announces First Quarter 2007 Results
First Quarter 2007 Net Income Grows 79% Year-Over-Year
SHENZHEN, China, May 15, 2007 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced its selected unaudited financial results for the first quarter ended March 31, 2007.
Highlights for First Quarter 2007
■	First quarter 2007 net revenues increased 32.7% over the first quarter 2006 to RMB422.4 million (US$54.7 million). During the first quarter 2006, the Company recognized RMB17.8 million in sales from a large central government tender. After factoring out the benefits attributable to the aforementioned government tender, first quarter 2007 net revenue growth would have been 40.6% year-over-year.
--	Net revenues generated in international markets in the first quarter 2007 increased by 60.4% to RMB213.9 million (US$27.7 million) from RMB133.4 million in the first quarter 2006.

--	Net revenues generated in China in the first quarter 2007 increased by 12.7% to RMB208.5 million (US$27.0 million) from RMB185.0 million in the first quarter 2006. Adjusted for the aforementioned government tender, first quarter 2007 domestic net revenue growth would have been 24.7% year-over-year.
■	First quarter 2007 gross profit was RMB237.1 million (US$30.7 million), representing a 44.7% increase from RMB163.9 million in the first quarter 2006. The consolidated gross margin for the first quarter 2007 expanded to 56.1% from 53.8% achieved in the fourth quarter 2006 and from 51.5% achieved in the first quarter 2006, representing a margin expansion of 460 basis points from the first quarter 2006.

■	First quarter 2007 non-GAAP net income, as defined below, increased 95.5% year-over-year to RMB139.6 million (US$18.1 million) from RMB71.4 million in the first quarter 2006. First quarter 2007 GAAP net income was RMB122.4 million (US$15.8 million) compared to RMB68.4 million in the first quarter 2006, representing an increase of 78.9% year-over-year.

■	First quarter 2007 non-GAAP basic and diluted earnings per share, as defined below, were RMB1.32 (US$0.17) and RMB1.25 (US$0.16), respectively. First quarter 2007 GAAP basic and diluted earnings per share were RMB1.16 (US$0.15) and RMB1.09 (US$0.14), respectively.
The Company has historically experienced a seasonal fluctuation in sequential revenue between the fourth quarter, typically the strongest quarter of the year, and the first quarter, typically the slowest quarter of the year.
“We are pleased with our revenue results for the quarter as sales of new products continued to grow and margins expanded,” said Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “We believe that our ongoing commitment to investing in R&D will continue to drive higher margins and successful new product introductions.”
“Domestically, we are well positioned to benefit from the Chinese government’s increasing expenditure on healthcare development in rural areas. We also believe domestic medical device spending will resume or even exceed historical spending levels and previously anticipated growth rates during 2007 amid a healthier sector environment,” said Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “As we continue to experience high growth in international markets, we will add local distributors, sales support staff, and offices to best support our end-users.”

In the first quarter 2007, the Company more than doubled its own-brand sales in the North America, while Europe and South America continued to be key markets for international growth.
Financial Results for First Quarter 2007
Mindray reported net revenues of RMB422.4 million (US$54.7 million) for the first quarter 2007, representing a 32.7% increase from RMB318.3 million in the first quarter 2006. Revenues generated from the sale of new products introduced in 2006 contributed to more than 60% of the increase in net revenues in the first quarter 2007.
Performance by Segment
Patient Monitoring Devices: Patient monitoring device segment revenues increased 23.9% to RMB160.5 million (US$20.8 million) from RMB129.6 million in the first quarter 2006. The patient monitoring device segment contributed 38.6% as a percentage of total net segment revenues in the first quarter 2007.
First quarter 2007 patient monitoring device revenues benefited from sales of the Company’s high-end Beneview modular patient monitors and WATO series anesthesia machines, each of which were introduced in the second half of 2006.
Diagnostic Laboratory Instruments: Diagnostic laboratory instrument segment revenues increased 62.8% to RMB133.7 million (US$17.3 million) from RMB82.1 million in the first quarter 2006. The diagnostic laboratory instrument segment contributed 32.1% as a percentage of total net segment revenues in the first quarter 2007.
First quarter 2007 diagnostic laboratory instrument revenues benefited from sales of the Company’s five-part hematology analyzer, introduced in September 2006.
Ultrasound Imaging Systems: Ultrasound imaging system segment revenues increased 16.9% to RMB117.3 million (US$15.2 million) from RMB100.3 million in the first quarter 2006. The ultrasound imaging system segment contributed 28.2% as a percentage of total net segment revenues in the first quarter 2007.
First quarter 2007 ultrasound imaging system revenues benefited from sales of the DC-6, the Company’s first color Doppler ultrasound imaging system, introduced in September 2006.
Performance by Geographic Region
Net revenues generated in international markets in the first quarter 2007 increased by 60.4% to RMB213.9 million (US$27.7 million) from RMB133.4 million in the first quarter 2006.
In the first quarter 2007, the United States surpassed Germany as the single largest country in revenues among the Company’s international markets. The Company cited its growing portfolio of FDA- and CE-approved products and increased brand acceptance as key contributing factors to the rapid international acceptance of its products and increased international revenues.
Net revenues generated in China in the first quarter 2007 increased by 12.7% to RMB208.5 million (US$27.0 million) from RMB185.0 million in the first quarter 2006. After adjusting for the benefits of the RMB17.8 million central government tender in the first quarter 2006, first quarter 2007 domestic net revenue growth would have been 24.7% year-over-year.

Gross Margins
First quarter 2007 gross profit was RMB237.1 million (US$30.7 million), a 44.7% increase from RMB163.9 million in the first quarter 2006. The consolidated gross margin for the first quarter 2007 expanded to 56.1% from 53.8% achieved in the fourth quarter 2006 and from 51.5% achieved in the first quarter 2006. This increase was primarily due to the continued effort by the Company to improve product margins as well as an increase in sales contribution from higher margin products. Non-GAAP gross margin, as defined below, was 57.3% in the first quarter 2007.
Operating Expenses
Selling expenses for the first quarter 2007 were RMB48.1 million (US$6.2 million), representing an increase of RMB3.9 million from the first quarter 2006. As a percentage of total net revenues, selling expenses decreased to 11.4% from 13.1% in the fourth quarter 2006. The Company expects selling expenses as a percentage of total net revenues to rise for the full year 2007 as it continues to both grow sales headcount in both domestic and international markets and increase investment in its overseas offices.
General and administrative expenses for the first quarter 2007 were RMB23.2 million (US$3.0 million), representing an increase of RMB12.8 million from the first quarter 2006. This increase is primarily due to an increase in share-based compensation expense from RMB0.7 million in the first quarter 2006 to RMB4.0 million in the first quarter 2007 as well as increases in headcounts. General and administrative expenses decreased to 5.5% of total net revenues from 6.9% in the fourth quarter 2006.
Research and development expenses for the first quarter 2007 were RMB41.3 million (US$5.3 million), an increase of RMB9.0 million from the first quarter 2006. This increase reflects the increase in share-based compensation expenses from RMB0.9 million in the first quarter 2006 to RMB4.0 million in the first quarter 2007. Research and development expenses increased to 9.8% of total net revenues from 9.6% in the fourth quarter 2006.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were RMB13.3 million (US$1.7 million) in the first quarter 2007 compared to RMB3.0 million in the first quarter 2006.
Non-GAAP operating profit, as defined below, in the first quarter 2007 was RMB142.6 million (US$18.5 million), representing a 77.8% increase from RMB80.2 million from the first quarter 2006. GAAP operating profit in the first quarter 2007 was RMB124.6 million (US$16.1 million), representing a 61.5% increase from RMB77.2 million from the first quarter 2006. Non-GAAP operating margins were 33.8% in the first quarter 2007 compared to 26.1% in the fourth quarter 2006 and 25.2% in the first quarter 2006. GAAP operating margins were 29.5% in the first quarter 2007 compared to 17.6% in the fourth quarter 2006 and 24.2% in the first quarter 2006.
Net Income
First quarter 2007 non-GAAP net income increased 95.5% year-over-year to RMB139.6 million (US$18.1 million) from RMB71.4 million in the first quarter 2006. First quarter 2007 GAAP net income was RMB122.4 million (US$15.8 million) compared with RMB68.4 million in the first quarter 2006. Non-GAAP net margins were 33.1% in the first quarter 2007 compared to 29.6% in the fourth quarter 2006 and 22.4% in the first quarter 2006. GAAP net margins were 29.0% in the first quarter 2007 compared to 22.2% in the fourth quarter 2006 and 21.5% in the first quarter 2006. First quarter 2007 income tax expense was RMB22.9 million (US$3.0 million), representing an effective tax rate of 15.7% compared to 7.1% effective tax rate in the first quarter 2006, or an increase of RMB17.2 million from the same period one year ago.

First quarter 2007 basic and diluted non-GAAP earnings per share were RMB1.32 (US$0.17) and RMB1.25 (US$0.16), respectively. First quarter 2007 GAAP basic and diluted earnings per share for the quarter were RMB1.16 (US$0.15) and RMB1.09 (US$0.14), respectively. Shares used in the computation of diluted earnings per share increased from 85.4 million in the first quarter 2006 to 111.9 million in the first quarter 2007 due to issuances of new shares and grants of share options that occurred in the past twelve months.
On March 16, 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “New Law”), which will become effective on January 1, 2008. The New Law establishes a single unified 25% income tax rate for most companies with some preferential income tax rates to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations (the “IRRs”) on the definition of various terms and the interpretation and application of the provisions of the New Law are expected to be promulgated by the State Council within 2007. The Company currently believes that the new laws do not impact its qualification as a hi-tech enterprise, and as such, believe the current tax rate of 15% will continue to apply. In the event the promulgation of the new IRRs result in a change such that the Company will no longer qualify as a hi-tech enterprise, it will be required to adjust certain long term deferred tax liabilities which will result in a loss in the period the change takes effect. If the Company were to have applied a 25% tax rate in the first quarter 2007 an additional provision for income taxes of approximately RMB13.1 million (or RMB0.12 per diluted share) would have been recorded, based on the balance of the deferred tax liabilities as of March 31, 2007.
Other Select data
Average account receivable days outstanding was 22 days in the first quarter 2007 compared to 23 days in the first quarter 2006. Inventory turnover was 72 days in the first quarter 2007 compared to 72 days in the first quarter 2006.
As of March 31, 2007, the Company has RMB1,492.8 million (US$193.3 million) in cash and cash equivalents and short-term investments.
Business Outlook for Full Year 2007
The Company’s updated total net revenue guidance range for the full year 2007 is between RMB2,120 million and RMB2,170 million, from the previous range of RMB2,120 million to RMB2,150 million. The updated full year 2007 non-GAAP net income guidance is between RMB585 million and RMB600 million, from the previous range of RMB570 million to RMB585 million. Non-GAAP net income per share is expected to be between RMB5.08 and RMB5.36 on a fully diluted basis, assuming an estimated diluted share count of 112 million shares.
The Company estimates total share-based compensation expenses in 2007 will be approximately RMB55 million based on the share options that have been granted as of May 14, 2007. Total expense and/or amortization of intangible assets related to the April 2006 acquisition of minority interest will be approximately RMB18.8 million in 2007.
The Company expects its capital expenditure for 2007 to be in the range of RMB400 million to RMB435 million.
The Company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
Conference Call Information
Mindray’s management will hold its first quarter 2007 earnings conference call after the U.S. market closes at 8:00 PM on May 14, 2007 U.S. Eastern Time (8:00 AM on May 15, 2007 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:

Hong Kong: +852-3002-1672
US Toll Free: +1-866-271-6130
International: +1-617-213-8894
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until May 25, 2007.
US Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 88472043
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at www.mindray.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence outside of China. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and services offices in China, as well as sales and services offices in Boston, Istanbul, London, Mumbai, Seattle and Vancouver. For more information, please visit http://www.mindray.com.
Use of Non-GAAP Financial Measures
The Company has reported for the first quarter 2007 and provided estimates for full year 2007 net income, operating income, or earning per share on a non-GAAP basis. Each of the terms as used by the Company is defined as follows:
■	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets.

■	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D).

■	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.

■	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the Company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.

The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended March 31, 2006 and 2007, respectively, in the attached financial statements.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the Company’s anticipated operating results for 2007, increased medical device spending in China, customer acceptance of Company products, continued benefits of R&D spending levels, increased headcounts, and international expansion. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on February 1, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our prospectus. Our results of operations for the first quarter of 2007 and for fiscal year 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2007 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 30, 2007, which was RMB 7.7232 to US$1.00. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case maybe, at any particular rate or at all.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
The accounting policies underlying the financial information for the segmental reporting are based primarily on statutory accounting requirements in the PRC.
For further information, contact:

In China:
Investor Relations
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: IR@mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@ogilvy.com
In U.S.:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5269

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December
	31, 2006	As at March 31, 2007
	RMB	RMB	US$
	(derived from
	audited financials)	(unaudited)	(unaudited)
		(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,709,596	1,479,530	191,570
Restricted cash	—	—	—
Short-term investments	13,312	13,228	1,713
Accounts receivable, net	104,679	99,166	12,840
Inventories, net	122,071	171,563	22,214
Value added tax receivables	—	—
Other receivables	11,774	17,028	2,205
Prepayments and other	7,560	16.422	2,126
Deferred tax assets — current portion	2,747	1,884	224

Total current assets	1,971,739	1,798,821	232,911

Loans to employees	4,851	4,813	623
Long-term investments	105,573	357,059	46,232
Other assets	13,827	11,417	1,478
Property, plant and equipment, net	186,980	267,864	34,683
Land use right	2,505	2,472	320
Deferred tax assets — non-current portion	—	597	77
Intangible assets	149,479	144,772	18,745
Goodwill	122,169	122,169	15,818

Total assets	2,557,123	2,709,984	350,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	50,625	52,586	6,809
Accounts payable	79,352	121,882	15,781
Customers[1] deposits	47,007	53,572	6,937
Salaries payables	55,676	29,465	3,815
Other taxes payable	7,937	6,015	779
Other payables	13,965	22,290	2,886
Dividends payables	—	125,110	16,199
Proceeds payables	34,854	—	—
Accrued professional expenses	—	—	—
Accrued other expenses	33,363	32,396	4,195
Advance subsidies	17,900	17,900	2,318
Income taxes payable	11,703	28,106	3,639

Total current liabilities	352,382	489,321	63,357

Commitment and contingencies
Minority interests	10	10	1
Deferred tax liabilities, net	21,815	21,726	2,813

	21,825	21,736	2,814

Mezzanine equity:
Convertible redeemable preferred shares	—	—	—
Shareholders[1] equity:
Ordinary shares	110	110	14
Additional paid-in capital	1,934,937	1,948,200	252,253
Retained earnings	266,834	263,820	34,159
Accumulated other comprehensive loss	(18,965)	(13,203)	(1,710)

Total shareholders’ equity	2,182,916	2,198,927	284,717

Total liabilities and shareholders’ equity	2,557,123	2,709,984	350,889

(1)	all translations from Renminbi to US dollars as of and for the quarter and full year ended March 31, 2007 were made at the noon buying rate as of March 30, 2007, which was RMB 7,7232 to US$1.00

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2006	2007	2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Net revenues
-PRC	184,983	208,543	27,002
-International	133,362	213,866	27,691
Net revenues	318,345	422,409	54,694
Cost of revenues (note 2)	(154,459)	(185,282)	(23,990)

Gross profit	163,886	237,127	30,703

Selling expenses (note 2)	(44,110)	(48,050)	(6,221)
General and administrative expenses (note 2)	(10,353)	(23,168)	(3,000)
Research and development expenses (note 2)	(32,250)	(41,265)	(5,343)
Other general expenses	—	(37)	(5)

Operating income	77,173	124,607	16,134

Other income, net	241	3,164	410
Interest income	3,269	17,560	2,274
Interest expense	(123)	(96)	(12)

Income before income taxes and minority interests	80,560	145,235	18,805

Provision for income taxes	(5,701)	(22,866)	(2,961)
Minority interests	(6,456)	(0)	(0)

Income attributable to ordinary shareholders	68,403	122,369	15,844

Basic earnings per share	0.91	1.16	0.15

Diluted earnings per share	0.80	1.09	0.14

Shares used in the computation of:
Basic earnings per share	75,350,054	105,743,984	105,743,984

Diluted earnings per share	85,425,031	111,869,215	111,869,215

(2)	Share-based compensation charges incurred during the period related to:

Cost of revenues	95	349	45
Selling expenses	1,369	4,892	633
General and administrative expenses	690	4,022	521
Research and development expenses	860	4,000	518

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	For the three months ended,
	09/30/2005	12/31/2005	03/31/2006	06/30/2006	09/30/2006	12/31/2006	03/31/2007	03/31/2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Net revenue	296,864	344,933	318,345	358,420	360,859	477,357	422,409	54,694

Non-GAAP net income (note 3)	84,001	85,453	71,417	103,541	100,372	141,512	139,633	18,080
Non-GAAP net margin	28.3%	24.8%	22.4%	28.9%	27.8%	29.6%	33.1%	33.1%
Expense/Amortization of acquired intangible assets	—	—	—	—	—	(34,121)	(4,707)	(610)
Deferred tax impact related to acquired intangible assets	—	—	—	—	—	5,118	706	91
Share-based compensation	(44,594)	—	(3,014)	(7,172)	(9,327)	(6,541)	(13,263)	(1,717)

GAAP net income	39,407	85,453	68,403	96,369	91,045	105,968	122,369	15,844

Non-GAAP income per share — basic	1.00	1.13	0.95	1.27	1.18	1.34	1.32	0.17
Non-GAAP income per share — diluted	1.00	1.13	0.84	1.13	1.04	1.27	1.25	0.16

GAAP income per share — basic	0.47	1.13	0.91	1.18	1.07	1.00	1.16	0.15
GAAP income per share — diluted	0.47	1.13	0.80	1.05	0.94	0.95	1.09	0.14

Shares used in computation of:
Basic earnings per share	83,916,315	75,350,054	75,350,054	81,595,905	85,276,860	105,727,677	105,743,984	105,743,984

Diluted earnings per share	83,916,315	75,350,054	85,425,031	91,477,498	96,913,296	111,445,681	111,869,215	111,869,215

Non-GAAP operating income	89,637	88,915	80,187	107,915	106,250	124,677	142,578	18,461
Non-GAAP operating margin	30.2%	25.8%	25.2%	30.1%	29.4%	26.1%	33.8%	33.8%
Expense/Amortization of acquired intangible assets	—	—	—	—	—	(34,121)	(4,707)	(610)
Share-based compensation	(44,594)	—	(3,014)	(7,172)	(9,327)	(6,541)	(13,263)	(1,717)

GAAP operating income	45,043	88,915	77,173	100,743	96,923	84,015	124,607	16,134

Non-GAAP gross profit	160,124	183,239	163,981	205,689	201,291	257,149	242,184	31,358
Non-GAAP gross margin	53.9%	53.1%	51.5%	57.4%	55.8%	53.9%	57.3%	57.3%
Expense/Amortization of acquired intangible assets	—	—	—	—	—	—	(4,707)	(610)
Share-based compensation	—	—	(95)	(141)	(190)	(188)	(349)	(45)

GAAP gross profit	160,124	183,239	163,886	205,548	201,101	256,961	237,127	30,703

(3)	the figures do not include minority interests of RMB8.4 million and RMB6.5 million reported in fourth quarter 2005 and first quarter 2006